

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

James Xigui Zheng
Chief Financial Officer
LexinFintech Holdings Ltd.
27/F CES Tower
No.3099 Keyuan South Road
Nanshan District, Shenzhen 518057
The People's Republic of China

> **Re: LexinFintech Holdings Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38328**

Dear James Xigui Zheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Disclosure Review Program


cc: Haiping Li